Exhibit 99.51

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy” or the “Company”)

Suite 200, 475 2nd Avenue S

Saskatoon, Saskatchewan S7K 1P4

Item 2                     Date of Material Change

January 18, 2024 and January 19, 2024

Item 3                     News Release

On January 18, 2024 and January 19, 2024, news releases were disseminated through the facilities of Globe Newswire and subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4                     Summary of Material Change

On January 18, 2024, IsoEnergy announced that it had entered into an agreement with Eight Capital to act as co-lead underwriter and joint bookrunner on behalf of a syndicate of underwriters (collectively, the “Underwriters”), including Haywood Securities Inc., as co-lead underwriter and joint bookrunner, pursuant to which the Underwriters will purchase for resale, on a “bought deal” basis, 2,400,000 federal flow-through common shares of the Company (the “Premium FT Shares”) at an offer price of C$6.25 per Premium FT Share (the “Issue Price”), for aggregate gross proceeds of C$15,000,000 (the “Offering”). On January 19, 2024, IsoEnergy announced that it had entered into an amended agreement with Eight Capital to increase the size of the Offering to 3,200,000 Premium FT Shares at the Issue Price for aggregate gross proceeds of C$20,000,000.

Item 5                     Full Description of Material Change

Item 5.1                  Full Description of Material Change

On January 18, 2024, the Company announced that it had entered into an agreement with Eight Capital to act as co-lead underwriter and joint bookrunner on behalf of a syndicate of Underwriters pursuant to which the Underwriters will purchase for resale, on a “bought deal” basis, 2,400,000 Premium FT Shares at the Issue Price for aggregate gross proceeds of C$15,000,000. On January 19, 2024, IsoEnergy announced that it had entered into an amended agreement with the Underwriters to increase the size of the Offering to 3,200,000 Premium FT Shares at the Issue Price for aggregate gross proceeds of C$20,000,000.

The Company has granted the Underwriters an option to purchase for resale up to an additional 15% of the Premium FT Shares at the Issue Price (the “Over-Allotment Option”). The Over-Allotment Option will be exercisable in whole or in part, up to 48 hours prior to the closing date of the Offering.

The proceeds from the issuance of the Premium FT Shares are expected to be used to incur eligible “Canadian exploration expenses” (“CEE”) as defined in the Income Tax Act (Canada) (the “ITA”) that will qualify as “flow-through critical mineral mining expenditures” as defined in the ITA, after the closing date and on or prior to December 31, 2025 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issuance of Premium FT Shares. IsoEnergy will renounce the CEE (on a pro rata basis) to the applicable subscriber of Premium FT Shares with an effective date of no later than December 31, 2024 in accordance with the ITA. The proceeds from the Offering are expected to be used for exploration of the Company’s Athabasca Basin Portfolio, including the Larocque East Project and Hawk Project, and for exploration of the Company’s Quebec properties.

The Offering is scheduled to close on or about February 9, 2024, and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the TSX Venture Exchange (the “TSXV”). The Premium FT Shares issued pursuant to the Offering will be subject to a hold period of four-months and one day from the closing date of the Offering.

In connection with the Offering, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds of the Offering.

None of the securities to be issued pursuant to the Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Item 5.2                  Disclosure for Restructuring Transactions

N/A

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                      Omitted Information

N/A

Item 8                      Executive Officer

Graham du Preez, Chief Financial Officer, (306) 373-6399

Item 9                      Date of Report

January 24, 2024

Cautionary Note Regarding Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, statements with respect to, the completion of the Offering; the expected gross proceeds of the Offering; the receipt of all necessary regulatory and other approvals, including approval of the TSXV; the expected incurrence by the Company of eligible CEE that will qualify as flow-through critical mineral mining expenditures; the renunciation by the Company of the CEE (on a pro rata basis) to each subscriber of FT Shares by no later than December 31, 2024; the use of proceeds from the Offering; and the anticipated date for closing of the Offering. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.